Mail Stop 3561

October 9, 2009

John P. Mackey
Chairman and Chief Executive Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, Texas 78703

       Re: Whole Foods Market, Inc.
             Form 10-K for Fiscal Year Ended September 28, 2008
             Filed November 26, 2008
             File No. 000-19797

Dear Mr. Mackey:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     H. Christopher Owings
                     Assistant Director